Exhibit 99.1


                             MATERIAL CHANGE REPORT
                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 118 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)



ITEM 1:  REPORTING ISSUER

         Celestica Inc.
         7th Floor
         12 Concorde Place
         Toronto, ON   M3C 3R8

ITEM 2:  DATE OF MATERIAL CHANGE

         August 31, 2001.

ITEM 3:  PRESS RELEASE

         A press release was issued on September 4, 2001 by Celestica Inc. in Toronto, Ontario.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

         On  August  31,  2001,  Celestica  Corporation   ("Celestica")
completed the acquisition of certain inventory, operating assets and real estate from Lucent Technologies Inc. ("Lucent"), pursuant to agreements previously entered into with Lucent. The aggregate purchase price of the transaction was approximately U.S. $570 million, subject to post-closing adjustments.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

         On August 31, 2001, Celestica completed the transactions contemplated by agreements previously entered into with Lucent, pursuant to which Celestica acquired from Lucent certain inventory, machinery and equipment used by Lucent in conducting its manufacturing and repair operations for printed circuit board assemblies for switching and access products in Columbus, Ohio and in conducting its manufacturing and repair operations for printed circuit board assemblies and frame assemblies for wireless products in Oklahoma City,



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Oklahoma.  The total acquisition cost to Celestica was  approximately  U.S. $570 million, subject to post-closing adjustments.

         Concurrently   with  the  completion  of  the  asset  purchase
transactions, Celestica and Lucent entered into a five year external manufacturing services supply agreement pursuant to which Celestica will provide a spectrum of electronics manufacturing services for the current and future generations of Lucent's switching, access and wireless networking systems products.

ITEM 6:  RELIANCE ON SUBSECTION 75(3) OF THE
         ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

         Not applicable.

ITEM 7:  OMITTED INFORMATION

         Not applicable.

ITEM 8:  SENIOR OFFICER

         For further information, please contact Elizabeth L. DelBianco, Vice President, General Counsel and Secretary of Celestica Inc. at
(416) 448-5800.

ITEM 9:  STATEMENT OF SENIOR OFFICER

         The  foregoing   accurately   discloses  the  material  change
referred to herein.


         DATED at Toronto, Ontario this 7th day of September, 2001



                                                 /s/ Elizabeth DelBianco
                                                 --------------------------
                                                 Elizabeth L. DelBianco
                                                 Vice President, General Counsel
                                                 and Secretary